SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 4, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

2nd Quarter Results Announcement

Sao Paulo, August 04, 2006

Index

Highlights	3

Improvement on the Spread (RASK – CASK)	4
Graph 1: Trend of CASK and Spread RASK (-) CASK	4

Operational Performance	5
Market	5
Graph 2 Market growth – domestic and international – 2Q06 vs. 2Q05	5
Graph 3: Market share - domestic and international – 2Q06 vs. 2Q05	5
Table 1: Operational data 2Q06 vs. 2Q05	6
Table 2: Fleet 2Q06 vs. 2Q05	7

Financial Performance	8
Revenues	8
Table 3: Revenue per type of service	8
Table 4: RASK e Yield Total, Scheduled Domestic, and Scheduled International	8

Costs and Expenses	10
Table 5: Costs and expenses 2Q06 (BR GAAP)	10

EBITDAR, EBITDA, EBIT and Net Income	13
Table 6: Calculation of EBITDAR, EBITDA e EBIT (BR GAAP)	13

Cash Flow	14
Graph 4: Cash flow in 2Q06 compared with 1Q06	14

Balance Sheet (BR GAAP)	15
Table 7: Balance Sheet	15

Indebtedness	16
Table 8: Breakdown and maturity of financial debt (BR GAAP)	16
Table 9: Breakdown and maturity of operational leases (BR GAAP)	16

Stock Market	18
Table 10: Actual Shareholders	18

Estimates	19
Graph 5: Projected fleet	19

Financial Reports in US GAAP	20
Table 11: Statement of Income – 2T06	23
Table 12: Condensed Balance Sheet	21
Table 13: Breakdown and maturity of leases (US GAAP)	22

Glossary	23

Investor Relations contacts	24

2nd Quarter highlights

6.05 million passengers transported - an increase of 35.2%

Increase in block hours/day per aircraft from 10.7 to 12.0

7 new A320 and 2 A330, 8 F100 returned 2Q06 vs 2Q05

Load Factor increased 8.4p. p. to 74.9%

Gross Revenues of R$ 1.8 billion, an increase of 39.6%

Reduction in CASK of 2.2%; excl. fuel of 6.1%

EBITDAR of R$ 436 million; EBITDAR margin of 25.1%

EBIT of R$ 225 million; EBIT margin of 13%

Net income of R$ 97 million

Allocation of prime time slots in Heathrow airport in London

Agreement with Boeing allowing expansion of Technological Center’s qualification

Elected the best airline company in customer services excellence for the 7th consecutive year

Highlights

São Paulo, August 04, 2006 –TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), leader in the domestic airline market, reports its second quarter results for 2006 (2Q06). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with accounting principles generally accepted in Brazil (BR GAAP).

Operational Performance

Domestic Operations
TAM reached 45.9% average market share in 2Q06, a difference of 11.9 p.p. over the second player. TAM´s market share reached 47,6% in June-06.

ASKs (capacity) increased 23.8% in 2Q06 as a result of the increase in the operating fleet (7 A320 vs 8 F100 returned) and the increase in block hours by aircraft from 10.7 hours/day to 12.0 hours/day (total operation).

RPKs (demand) increased 39.4% in 2Q06 compared to 2Q05.

TAM’s domestic load factor increased to 75.0% in 2Q06, compared to 66.8% in 2Q05.

We operated with operational efficiency performance in the domestic market of 92.0% for 2Q06.

International Operations
TAM reached 30.0% average market share in 2Q06 and 37.9% in June-06.

ASKs (capacity) increased 31.1% in 2Q06, as a result of two additional A330 in the operational fleet in our international network, enabling the increase of an additional daily flight from São Paulo to New York, one new daily frequency to Paris, and the substitution of an A320 for an A330 serving the Santiago route; besides there are two new frequencies to Buenos Aires and the new daily flight from Manaus to Miami operated by Airbus A320.

RPKs (demand) increased 48.8% comparing 2Q06 with 2Q05.

TAM’s international load factor increased 8.9 p.p. to 74.6% in 2Q06 compared to 65.7% in 2Q05.

We operated with the best operational efficiency performance in the international market with 96.3% for 2Q06.

Financial Performance

Total RASK increased 12.2% in 2Q06 vs 2Q05.

CASK decreased by 2.2% in 2Q06 compared to 2Q05 an CASK excluding fuel decreased 6.1% in the same period.

We reached 13.0% and 25.1% of EBIT and EBITDAR margins, respectively

Our total cash and cash equivalents equalled R$1,564.4 million

Increasing our Spread (RASK – CASK)

The company is increasing the spread between RASK and CASK, resulting in an EBIT margin 12.9 p.p. higher in 2Q06 than 2Q05.

The main cost reduction actions in 2Q06 were the dilution of the fixed costs by increasing the block hours per aircraft per day to 12.0 hours and the implementation of a new commercial policy. To see more details in the variation of the costs, please refer to the comments on the Financial Performance section (table 5).

Graph 1: Trend of CASK and Spread of RASK (-) CASK

Operational Performance

Market

Graph 2: Market growth in domestic and international markets 2Q06 vs. 2Q05 (base 100)

Graph 3: TAM’s Market share in domestic and international markets

Table 1: Operating data 2Q06 vs. 2Q05

		2006		2005		Variation (%)

	2nd quarter	Accum. To Jun	2nd quarter	Accum. To Jun	2nd quarter	Accum. To Jun

Total
Passengers transported (thousands)	6,055	11,606	4,480	8,701	35.17	33.39
RPK (millions)	6,038	11,869	4,330	8,771	39.45	35.33
ASK (millions)	8,060	16,097	6,509	12,860	23.84	25.18
Load factor - %	74.9	73.7	66.5	68.2	8.4p.p.	5.5p.p.
Break-even load factor (BELF) - %	65.4	64.6	66.4	65.0	-1p.p.	-0.4p.p.
Average tariff	255	261	256	266	-0.30	-2.30
Flight hours	90,125	180,661	75,400	148,291	19.53	21.83
Kilometres flown by aircraft (millions)	51,742	104,028	42,876	85,602	20.68	21.52
Liters of fuel (million)	308,360	613,771	249,133	489,550	23.77	25.37
Aircraft utilization (hours per day)	12.04	12.31	10.66	10.64	12.92	15.70
Landings	58,450	116,339	49,649	96,455	17.73	20.61
Stage Length	885	894	864	887	2.40	0.75
No, of employees	10,471	10,471	8,829	8,829	18.50	18.50

Domestic Market
Paid passengers transported (thousands)	5,497	10,516	4,111	7,935	33.7	32.5
RPK domestic (millions)	4,407	8,675	3,234	6,502	36.3	33.4
RPK scheduled domestic(millions)	4,107	7,700	2,921	5,589	40.6	37.8
ASK domestic (millions)	5,874	11,889	4,841	9,585	21.3	24.0
ASK scheduled comestic (millions)	5,511	10,753	4,474	8,519	23.2	26.2
Domestic Load factor - %	75.0	73.0	66.8	67.8	8.2p.p.	5.1p.p.

International Market
Paid passengers transported (thousands)	558	1,090	369	766	51.3	42.4
RPK internationcal (millions)	1,631	3,194	1,096	2,269	48.8	40.8
RPK scheduled internationcal (millions)	1,587	3,127	1,061	2,197	49.6	42.3
ASK internationcal (millions)	2,186	4,208	1,668	3,275	31.1	28.5
ASK scheduled internationcal (millions)	2,119	4,107	1,602	3,152	32.3	30.3
International Load factor - %	74.6	75.9	65.7	69.3	8.9p.p.	6.6p.p.
*International market includes the TAM Mercosur statistics. and this data is not included in the DAC numbers,

Domestic Market
The domestic market demand increased 23.5% comparing 2Q06 vs. 2Q05 while there was an increase in supply of 14.3% in the same period. As a result, the industry's load factor increased 5.4p.p. to 72.9% in 2Q06 compared to 67.5% in 2Q05.

TAM Domestic Demand
In the domestic market, TAM increased approximately 1.5 times the market. TAM increased 36.3% in domestic RPKs when comparing 2Q06 with 2Q05, increasing market share in 4.5p.p. to 45.9% in the 2Q06. The majority of the increase was due to our increase in supply, fuelled by competitive pricing.

TAM Domestic Supply
Our domestic supply increased approximately 1.5 times the market, as measured in ASKs. We increased 21.3% our supply in 2Q06 when compared to 2Q05. Part of the increase in ASK was due to the increase in the fleet (7 new A320s vs. 8 F100 returned). However, the greatest impact was due to aircraft utilization increase (from 10.7 hour/day in 2Q05 to 12.0 flown hours per day per aircraft in 2Q06).

International Market
In the international market, both demand and supply decreased by 17.1% and 15.6%, respectively, when comparing 2Q06 to 2Q05. These factors led to a decrease in load factor from 70.9% to 69.7% in 2Q05 and 2Q06, respectively.

TAM's International Demand	TAM continued to grow in the international market. Our market share increased from 16.6% in 2Q05 to 30.0% in 2Q06, generating RPK increase of 48.8% comparing 2Q06 to 2Q05.

TAM's International Supply
The increase in our participation in the international market was due to an increase in supply, which increased 31.1% y-o-y. This increase was possible given the beginning of operations of two A330 aircraft, one new and the other was reintegrated into the operational fleet, enabling the daily flight from São Paulo to New York, one new daily frequency between São Paulo and Paris, daily flights between São Paulo and Santiago now operated by Airbus A330 instead of A320; additionally, two new frequencies to Buenos Aires and the new daily flight from Manaus to Miami operated with an A320, the latter connecting the North and Northeast regions of Brazil to the USA.

Table 2: Fleet 2Q06 vs. 2Q05

Model	Capacity	In operation		Sub- leased		June 30, Total

		2005	2006	2005	2006	2005	2006

	(*)	5	7	4	3	9	10

	168 seats, 10 tons of cargo.	34	41			34	41

	138 seats, 7 tons of cargo.	13	13			13	13

	108 seats, 7 tons of cargo	30	22			30	22

		82	83	4	3	86	86

(*) 10 A330-200, of which 5 with 18 first class seats, 24 executive class seats and 171 economy seats (total of 213 seats) and 5 with 7 first class seats, 30 executive class seats and 175 economy seats (total of 212 seats), all with an 18 ton cargo capacity.

Financial Performance

Revenues

Table 3: Revenue per type of service

		2006		2005	Variation (%)

	2nd	Accum, To	2nd	Accum, To	2nd	Accum, To
	quarter	Jun	quarter	Jun	quarter	Jun

Domestic revenue - Pax
Scheduled - PAX	1,195,982	2,309,931	907,341	1,751,153	31.8%	31.9%
Charter - PAX	32,094	106,004	35,321	109,720	-9.1%	-3.4%

Total	1,228,076	2,415,935	942,662	1,860,872	30.3%	29.8%

International revenue - Pax
Scheduled - PAX	324,230	608,420	202,238	448,709	60.3%	35.6%
Charter - PAX	5,211	8,222	3,444	8,696	51.3%	-5.5%

Total	329,441	616,642	205,682	457,404	60.2%	34.8%

Cargo revenue
Domestic cargo	76,842	149,184	66,178	119,006	16.1%	25.4%
International cargo	35,680	66,437	32,944	67,058	8.3%	-0.9%

Total	112,522	215,621	99,122	186,065	13.5%	15.9%

Other operating revenue
Commissions	2,719	9,491	4,016	9,847	-32.3%	-3.6%
Loyalty program	57,918	89,314	17,522	31,879	230.5%	180.2%
Subleases	13,790	27,063	14,574	38,787	-5.4%	-30.2%
Agency of trip and tourism	4,324	10,062	3,749	11,084	15.3%	-9.2%
Others	75,224	103,680	19,756	46,634	280.8%	122.3%

Total	153,975	239,610	59,617	138,231	158.3%	73.3%

Gross Revenue	1,824,014	3,487,808	1,307,083	2,642,573	39.5%	32.0%

Table 4: Total RASK and Yield Total, Scheduled Domestic and International

		2006		2005	Variation (%)

	2nd	Accum.	2nd	Accum.	2nd	Accum.
	quarter	To Jun	quarter	To Jun	quarter	To Jun

RASK (cents of reais) (1) (2)	21.49	20.64	19.16	19.65	12.2	5.0
Load factor - %	74.91	73.73	66.52	68.20	8.4p.p.	5.5p.p.
Yield (cents of reais) (1) (3)	30.21	29.39	30.18	30.13	0.1	-2.5

RASK Scheduled Domestic (cents of reais)	20.63	20.44	19.32	19.60	6.8	4.3
Scheduled Domestic Load Factor (%)	74.53	71.61	65.29	65.61	9.2p.p.	6p.p.
Yield Scheduled Domestic (cents of reais)	29.12	30.00	31.06	31.33	-6.3	-4.3

RASK Scheduled International (cents of reais)	15.29	14.80	12.61	14.22	21.3	4.1
Scheduled International Load Factor (%)	74.90	76.14	66.23	69.71	8.7p.p.	6.4p.p.
Yield Scheduled International (cents of reais)	20.43	19.46	19.06	20.42	7.2	-4.7
Yield Scheduled International (cents of USD)	9.44	8.99	8.11	8.69	16.4	3.5

(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

Gross operating revenue
Our gross operating revenue increased 39.6% to R$1,824.0 million in 2Q06 compared to R$1,307.0 million in 2Q05, due to the increase in our demand by 39.4% and in our yield of 0.1% to 30.21 Real cents in 2Q06. The increase in RPK was mainly due to the supply increase of 23.8% and an improvement of 8.4pp in the average load factor to 74.9% in 2Q06. Our domestic market share reached 45.9% in 2Q06 compared to 41.4% in 2Q05. The total RASK increased 12.2% to 21.49 Real cents, compared to 19.16 Real cents in 2Q05.

Gross domestic passenger revenues
Gross domestic passenger revenue (including scheduled and charter passengers)increased 30.3% to R$1,228.1 million in 2Q06, compared with R$942.7 million in 2Q05. Despite the fall in domestic scheduled yield of 6.3%, from 31.06 Real cents in 2Q05 to 29.12 Real cents in 2Q06, there was an increase in the domestic load factor of 8.2p.p. RASK scheduled domestic increased 6.8% reaching 20.63 Real cents in 2Q06 compared to 19.32 Real cents in 2Q05.

Gross international passenger revenue
Gross international passenger revenue (including scheduled and charter passengers)increased 60.2% to R$329.4 million in 2Q06 compared to R$205.7 million in 2Q05. The increase of gross international passenger revenue was due to an increase of 31.1% in the supply, with the introduction of a daily flight São Paulo – New York, one daily frequency to Paris, two new frequencies to Buenos Aires, daily flights between São Paulo and Santiago now operated by Airbus A330 instead of A320. Additionally, the new daily flight from Manaus to Miami operated with an A320 connecting the North/Northeast Brazilian regions to the USA. The yield scheduled international increased 7.2% reaching 20.43 Real cents in 2Q06. In dollar terms, yield scheduled international increased 16.4% from 8.1 Dollar cents in 2Q05 to 9.4 Dollar cents in 2Q06. Load factor increased 8.9p.p. to 74.6% in 2Q06. The RASK scheduled international i ncreased 21.3% from 12.61 Real cents in 2Q05 to 15.29 Real cents in 2Q06.

Gross cargo revenue
Gross cargo revenue (domestic and international) increased 13.5% to R$112.5 million in 2Q06 compared to R$99.1 million in 205 due to the increase in our capacity and consequent availability of more cargo space to TAM Express.

Other gross revenue	Other gross revenue increased 158.3% to R$153.9 million in 2Q06, compared to R$59.6 million in 2Q05, mainly due to an increase in sale of Loyalty Program points and expired tickets.

Sales deductions and taxes
Sales deductions and taxes increased 52.5% to R$91.6 million in 2Q06, compared with R$60.1 million in 2Q05, due to the increase of 30.3% in gross domestic passenger revenue, the increase in other gross revenue of 158.3%, and the increase in gross domestic cargo revenues.

Net operating revenue	Our net operating revenue increased 38.9% to R$1,732.4 million in 2Q06 compared with R$1,247.0 million in 2Q05

Costs and Expenses

Table 5: Costs and Expenses

					1st quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

	2006	2005	Variation	2006	2005	Variation
			(%)			(%)

Operational Income
Flight revenue	20.72	19.17	8.1	1,670.0	1,247.4	33.9
Domestic	15.24	14.48	5.2	1,228.1	942.7	30.3
International	4.09	3.16	29.3	329.4	205.7	60.2
Cargo	1.40	1.52	-8.3	112.5	99.1	13.5
Other operating sales and/or services revenues	1.91	0.92	108.6	153.9	59.6	158.1
Sales deductions and taxes	(1.14)	(0.92)	23.1	(91.6)	(60.1)	52.5

Net operational income	21.49	19.16	12.2	1,732.4	1,247.0	38.9

Cost of services and operational expenses
Fuel	(6.30)	(5.93)	6.3	(507.8)	(385.7)	31.7
Selling and marketing expenses	(2.43)	(3.34)	-27.4	(195.7)	(217.6)	-10.1
Aircraft and equipment leasing	(2.31)	(2.27)	1.5	(185.8)	(147.8)	25.7
Personnel	(2.54)	(2.42)	5.2	(205.0)	(157.4)	30.3
Maintenance and reviews (except personnel)	(1.27)	(1.45)	-12.3	(102.2)	(94.2)	8.6
Outsourced services	(1.47)	(1.43)	2.6	(118.6)	(93.3)	27.1
Landing and take-off and navigation charges	(0.90)	(0.82)	10.0	(72.8)	(53.4)	36.2
Depreciation and amortization	(0.30)	(0.32)	-6.5	(24.1)	(20.8)	15.8
Aircraft insurance	(0.10)	(0.15)	-30.2	(8.4)	(9.7)	-13.6
Others	(1.07)	(1.00)	7.7	(86.5)	(64.9)	33.4

Total cost of services and operational	(18.69)	(19.12)	-2.2	(1,506.8)	(1,244.7)	21.1
expenses

Gross profit	2.80	0.03	7966.6	225.6	2.3	9877.7

Financial income (expense)	(0.74)	(0.40)	83.9	(60.0)	(26.3)	127.8
Other operating expenses, net	(0.32)	(0.07)	362.9	(25.6)	(4.5)	473.0

Operating income (loss)	1.74	(0.44)	-496.5	140.1	(28.5)	-591.0
Non-operating results. net	0.06	(0.17)	-136.9	5.0	(10.9)	-145.6

Income (loss) before income and social	1.80	(0.61)	-397.4	145.0	(39.4)	-468.2
contribution taxes
Income tax and social contribution	(0.59)	0.22	-367.5	(47.7)	14.4	-431.3

Income (loss) before minority interest	1.21	(0.38)	-414.7	97.4	(25.0)	-489.8
Minority interest	(0.00)	0.00	-163.0	(0.3)	0.3	-178.0

Net income (loss) for the period	1.21	(0.38)	-418.0	97.1	(24.7)	-493.8

Cost of services and operational expenses and CASK
Our cost of services and operating expenses increased by 21.1% to R$ 1,506.8 million in 2Q06, compared to R$ 1,244.7 million in 2Q05. The increase in cost of services and operating expenses is principally due to the increase in fuel, aircraft and equipment leasing, outsourced services and landing and take-off fees and navigational aid. The cost of services and operational expenses by ASK (CASK) drop to 18.69 Real cents in 2Q06, compared to 19.12 Real cents in 2Q05. This reduction is mainly due to the improvement in aircraft utilization (daily hours flown increased from 10.66 to 12.04), reduction of commercial costs, and by the appreciation of the Real exchange rate of 8.6%, partially offset by the increase in the fuel cost.

Fuel
Fuel costs increased 31.7% to R$ 507.8 million in 2Q06, compared with R$ 385.7 million in 2Q05 due to the 23.8% increase in litres consumed and the 6.8% increase in the average cost per litre. During the 2Q06, the tankering program generated savings of approximately R$ 8.1 million. Fuel costs by ASK increased 6.3%.

Sales and Marketing
Sales and marketing expenses decreased by 10.1% to R$ 195.7 million 2Q06, compared to R$ 217.6 million in 2Q05, mainly due to a new variable commissioning policy and discounts and incentives revision, besides the reduction in marketing costs. Sales and marketing expenses per ASK dropped 27.4%.

Aircraft and equipment leasing
Aircraft and equipment leasing costs increased by 25.7% to R$ 185.8 million in 2Q06, compared with R$ 147.8 million in 2Q05, mostly due to the increase of 7 aircraft A320 and one aircraft A 330, compensated by the return of 8 Fokker 100 and the 8.6% appreciation of the Real against the US dollar. Aircraft and equipment leasing costs by ASK increased 1.5%.

Personnel costs
Personnel costs increased by 30.3% to R$ 205.0 million in 2Q06, compared to R$ 157.4 million in 2Q05, principally due to the 18.5% increase in headcount from 8,829 to 10,471 in 2Q05 vs. 2Q06, respectively, and the yearly negotiated salary increase of 6.0%. The increase in the personnel costs was less than the increase in our capacity of 23.8% for the period. Personnel costs per ASK increased 5.2%.

Maintenance and repairs (except personnel)
Maintenance and repairs (except personnel) costs increased 8.6% to R$ 102.2 million in 2Q06, compared to R$ 94.2 million in 2Q05, mainly due to the increase in flown hours of 19.5% compensated by the appreciation of the Real against the US dollar of 8.6%. Costs with maintenance and repairs (except personnel) by ASK fell by 12.3%.

Outsourced services
Outsourced services increased by 27.1% to R$ 118.6 million in 2Q06, compared to R$ 93.3 million in 2Q05 mainly due to the increase of 23.8% in our operations. Outsourcing services by ASK increased by 2.6%.

Landing, take-off and navigation charges
Landing, take-off and navigation charges increased 36.2% to R$ 72.8 million in 2Q06 compared with R$ 53.4 million in 2Q05, due to the increase of 17.7% in take-offs and navigation charges, given the increase of 20.7% in kilometres flown and increase in international flights, which costs are higher than domestic. Landing, take-off and by ASK increased 10.0%.

Depreciation and amortization
Depreciation and amortization costs increased 15.8% to R$ 24.1 million in 2Q06 compared with R$ 20.8 million in 2Q05. Much of the increase arises from net additions in fixed assets of R$ 150.4 million from 2Q05 to 2Q06. The depreciation and amortization expense by ASK fell by 6.5%.

Aircraft insurance
Aircraft insurance decreased 13.6% to R$8.4 million in the 2Q06 compared to R$ 9.7 million in 2Q05, principally due to better risk-class rating from our insurers, and the appreciation of the Real against the US dollar, compensated partially by the increase in the number of passengers carried in 35.2% in 2Q06 vs. 2Q05. The cost of aircraft insurance by ASK fell by 30.2%.

Other operating expenses
Other operating expenses increased by 33.4% to R$ 86.5 million in 2Q06, compared to R$ 64.9 million in 2Q05, consistent with the increase in our operations of 23.8%. Other operational expenses by ASK decreased by 7.7%.

Net financial expense
Our net financial result reached net expenses of R$ 60 million in 2Q06, compared with R$ 26.3 million in 2Q05. Mainly due to the effects of appreciation of the Real against the US dollar of 8.6%, besides interest income from cash invested, offset by accrued of unrealized losses with hedge.

Income tax and social contribution	Income tax and social contribution reached expenses of R$ 47.7 million in 2Q06, compared to income of R$ 14.4 million in 2Q05. Our effective tax rate was 32.9% in 2Q06 and 36.5% in 2Q05.

Net Income
Our net income reached R$ 97.1 million in 2Q06, compared with losses of R$ 24.7 million in 2Q05, as a result of the matters above discussed that represented an increase of 7.6p.p. in margin, from -2.0% in 2Q05 to 5.6% in 2Q06.

EBITDAR, EBITDA, EBIT and Net Income

Table 6: EBITDAR, EBITDA e EBIT calculation

		2006		2005	Variation %

	2nd quarter	Accum. To	2nd quarter	Accum. To	2nd quarter	Accum. To
		Jun		Jun		Jun

Net income before minority interest	97,353	208,769	(24,990)	28,569	-490%	631%
Income tax and social contribution	47,674	107,592	(14,391)	10,952	-431%	882%
Financial result, net	59,981	71,328	26,325	59,918	128%	19%
Non-operating result, net	(4,956)	(9,618)	10,857	11,670	-146%	-182%
Other operating expenses, net	25,377	35,986	4,092	6,260	520%	475%

EBIT	225,429	414,057	1,893	117,369	11809%	253%
Depreciation and amortization	24,270	47,195	20,815	41,664	17%	13%
Goodwill amortization in subsidiary	179	358	429	984	-58%	-64%

EBITDA	249,878	461,610	23,137	160,017	980%	188%
Rental - Leasing	185,789	349,598	147,785	305,587	26%	14%

EBITDAR	435,667	811,208	170,922	465,604	155%	74%
Net revenue	1,732,437	3,322,023	1,246,976	2,527,216	39%	31%
Margins:
EBIT	13.0	12.5	0.2	4.6	12.86p.p.	7.82p.p.
EBITDA	14.4	13.9	1.9	6.3	12.57p.p.	7.56p.p.
EBITDAR	25.1	24.4	13.7	18.4	11.44p.p.	6 p.p.

EBIT
EBIT margin was 13.0%, reaching R$ 225.4 million in 2Q06, compared to R$ 1.9 in 2Q05. Our EBIT margin increased 12.8p.p. in 2Q06. The EBIT increment was impacted by the RASK increase of 12.2% that despite the decrease of 6.3% in the scheduled domestic yield was compensated by the increase of 8.4 p.p. in the load factor. Besides, the CASK was also reduced by 2.2% y-o-y.

EBITDAR	EBITDAR margin was 25.1%, reaching R$ 435.7 million in 2Q06, compared to R$ 170.9 million in 2Q05, representing an increase in the EBITDAR margin of 11.4p.p. in 2Q06.

Cash Flow

Graph 4: Cash flow 2Q06 compared with 2Q05

Cash flow from operating activities	Operational activities generated R$ 319 million in 2Q06 compared to use of R$ 4 million in 2Q05. The cash generation in operational activities was mainly due to increase in net profit.

Cash flow used in investing activities	Cash used in investing activities in 2Q06 totaled R$ 27 million, related to the investment in the spare parts for aircraft, given the increase in our operating fleet.

Cash flow from financing activities	Cash generated from financing activities in 2Q06 was R$ 65 million, of which R$ 63 million is related to the greenshoe .

Balance Sheet (BR GAAP)
Table 7: Balance Sheet	30.6.2006	31.03.2006

Total Assets	4,019,723	3,609,357

Current Assets	2,920,911	2,507,191

Cash	114,527	103,151
Cash equivalents (short-term investments)	1,449,898	1,105,173
Accounts receivable	812,959	729,085
Inventories	115,713	101,717
Taxes recoverable	53,339	122,692
Deferred Income Tax	164,296	153,576
Advances to aircraft manufacturers	31,579	23,845
Other accounts receivable	178,600	167,952

Long-Term Assets	335,159	332,781

Deposits in guarantee	115,173	111,293
Deferred income tax and social contribution	147,950	147,976
Other accounts receivable	72,036	73,512

Permanent Assets	763,653	769,385

Investments	70	70
Plant, Property and Equipment	762,508	763,006
Deferred assets	1,075	6,309

LIABILITIES AND SHAREHOLDERS' EQUITY	4,019,723	3,609,357

Circulante	1,586,970	1,420,506

Suppliers	308,418	261,911
Loans and Financing	117,988	162,804
Leases	81,576	72,622
Debentures	27,855	26,990
Payroll and Social Contributions	135,006	124,036
Transportations to be executed	690,514	539,835
Taxes and Charges	51,702	43,257
Provision for Income Tax and Social Contribution	22,750	64,658
Dividends payable	360	363
Other accounts payable	150,803	124,030

Long-term liabilities	1,189,677	1,103,325

Loans and Financing	240,711	173,945
Leases	117,933	131,207
Debentures	21,539	27,618
Provisions for Deferred Income Tax	60,836	62,825
Provisions for Contingencies	678,459	630,108
Reorganization of the Fokker 100 Fleet	69,000	76,035
Others	1,199	1,587

Deferred Income	11,099	11,099
Minority Interest	2,268	2,018

Shareholders' Equity	1,229,709	1,072,409

Paid-Up Capital	188,225	180,290
Capital Reserve	589,630	534,401
Revaluation Reserve	156,399	160,281
Legal Reserve	5,988	5,988
Profit reserve	88,212	88,212
Accrued Net Income/Loss	201,255	103,237

Indebtedness

Table 8: Breakdown and Maturity of financial debt

					R$ thousand

					30.6.2006

Year	Loans	Lease payable	Reorganization of Fokker 100 fleet	Debentures	Total	% Total

2006	117,988	81,576	9,619	27,855	237,038	35%
2007	42,506	21,685	5,224	21,539	90,954	13%
2008	67,702	28,999	12,791	0	109,492	16%
2009	71,282	27,592	17,030		115,904	17%
2010	22,640	13,614	19,300		55,554	8%
2011	22,431	11,820	14,655		48,906	7%
2012	4,229	4,708	0		8,937	1%
After 2012	9,921	9,515	0			3%
					19,436

	358,699	199,509	78,619	49,394	686,221	100%

Foreign currency -	54,105	199,509	78,619	0	332,233	48%
denominated
Local currency -
denominated	304,594	0	0	49,394	353,988	52%

Table 9: Breakdown and maturity of operational leases

		In thousands of US dollars

	Financial interest and
	(monthly payments)	30.6.2006	31.03.2006

Foreign currency
Airbus A319	Monthly Libor (6.3% p.a.)	90,904	94,459
	Three-month Libor (4.5% p.a.)	19,584	17,968
	Semi-annual Libor + 1.50% p.a. to 1.75% p.a.(6.0% p.a.)	186,617	183,877

Airbus A320	Fixed interest from 4.00% p.a.	48,807	29,826
	Monthly Libor (6.3% p.a.)	131,122	133,698
	Three-month Libor + 1.75% p.a.(5.4% p.a.)	338,230	256,935
	Semi-annual Libor + 1.75% p.a.(5.5% p.a.)	370,637	350,180

Airbus A330	Semi-annual Libor + 1.25% p.a. to 2.10% p.a. (5.0% p.a.)	691,488	704,654

Fokker 100	Fixed interest from 1.12% p.a. to 2.00% p.a. (1.2% p.a.)	82,117	96,016
	Semi-annual Libor (4.7% p.a.)	11,370	13,408

Airbus Turbines	Fixed interest from 0.92% p.a. to 1.01% p.a.(0.95% p.a.)	1,659	1,696
	Semi-annual Libor (5.2% p.a.)	8,995	9,314

		1,981,530	1,892,031

	In thousands of US dollars

Year	30.6.2006	31.03.2006

2006	149,234	204,428
2007	281,351	251,074
2008	257,901	224,557
2009	229,557	207,331
2010	220,259	200,926
2011	236,096	216,387
2012	181,458	170,251
After 2012	425,674	417,077

	1,981,530	1,892,031

Total financial debt
Total financial debt decreased from R$ 703 million at 1Q06 to R$ 686 million at 2Q06. Our main capital investment is related to software development, to the extension of São Carlos Technological Center and to components financing.

Operating leases
Obligations from operational leases amounted to US$ 2.0 billion at the end of 2Q06, corresponding to 86 aircraft (22 Fokker 100, 13 Airbus A319, 41 Airbus A320, 10 Airbus A330 and Airbus turbines). Contracts mature up to 192 months and are restated based on the variation of the US dollar plus LIBOR.

Stock Market

Table 10: Actual Shareholders

Shareholders	Ordinary	(%)	Preferential	(%)	TOTAL	(%)
	Shares		Shares
TAM – Empreendimentos e Participações S.A	58,180,638	38.6%	20,454,657	13.6%	78,635,295	52.2%
Aerosystem S.A. Empreendimentos e
Participações	1,515,656	1.0%	2,073,881	1.4%	3,589,537	2.4%
Agropecuária Nova Fronteira Ltda.	79,516	0.1%	0	0.0%	79,516	0.1%
Minority shareholders	19,035	0.0%	68,239,958	45.3%	68,258,993	45.3%
Board members	6	0.0%	2	0.0%	8	0.0%

Total	59,794,851	39.7%	90,768,498	60.3%	150,563,349	100.0%

After the follow-on on March 10, our free float reached 45.3% . Since the offering our share is performing approximately threefold the Ibovespa and Dow Jones ADR index.

Average daily trade of our share is 1% of the free float and the daily trade volume is over R$ 20 million. TAM is included in 5 indexes:

  IGC (Índice de Ações com Governança Corporativa Diferenciada)
  IBrX (Índice Brasil)
  ITag (Índice de Ações com Tag Along Diferenciado)
  IVBX 2 (Índice Valor Bovespa – 2ª Linha)
  MSCI Barra (Morgan Stanley Capital International)

Estimates

Future Strategy
Our strategic priority is to consolidate and grow our leadership in the passenger domestic market, obtaining profitable results. We pursue this goal offering an overall service that delivers superior value for money to passengers, by continuing to reduce costs and increasing the return on capital invested. To reach these objectives, our strategies are:
     1)  Focusing on customer service
     2)  Continuously seeking opportunities to increase revenues with profitability
     3)  Optimizing the use of our fleet and continuously reducing operating costs

2006 Estimates	Due to market growth and our historically performance, we estimates to 2006:

2006 Estimates

TAM	Market

- Average domestic market share of 45%	- Market growth 12% - 15%

- Average load factor of 69.5%

- Average block hours per day over 12
hours flown by aircraft

- CASK reduction of 5%

- Daily flight to New York

- New destination: London

Graph 5: Fleet projection

Financial Reports in US GAAP

Reports in US GAAP
For the reader's convenience, we present below certain financial information and tables prepared in accordance with accounting principles generally accepted in the United States – US GAAP. The complete financial statements complete with footnotes and a reconciliation between US and Brazilian GAAP for the Statement of Income and Shareholders' Equity for the 2Q06 and 2Q05 financial years are presented separately in a report available at the CVM and our Investor Relations website – www.tam.com.br.

Table 11: Statement of Income – 2Q06 vs 2Q05
US GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2006	2005	(%)	2006	2005	(%)

Operational Income
Flight revenue	20.72	19.17	8.1	1,670.0	1,247.5	33.9
Domestic	15.24	14.48	5.2	1,228.1	942.7	30.3
International	4.09	3.16	29.3	329.4	205.7	60.2
Cargo	1.40	1.52	-8.3	112.5	99.1	13.5
Other operating sales and/or services revenues	1.78	0.92	93.1	143.2	59.6	140.3
Sales deductions and taxes	(1.14)	(0.92)	23.1	(91.6)	(60.1)	52.5

Net operational income	21.36	19.16	11.5	1,721.6	1,247.0	38.1

Cost of services and operational expenses
Fuel	(6.30)	(5.93)	6.3	(507.8)	(385.7)	31.7
Selling and marketing expenses	(2.43)	(3.34)	-27.4	(195.7)	(217.6)	-10.1
Aircraft and equipment leasing	(1.27)	(1.11)	14.4	(102.2)	(72.1)	41.7
Personnel	(2.55)	(2.42)	5.5	(205.8)	(157.5)	30.7
Maintenance and reviews (except personnel)	(1.27)	(1.45)	-12.3	(102.2)	(94.2)	8.6
Outsourced services	(1.45)	(1.20)	20.7	(116.7)	(78.1)	49.5
Landing and take-off and navigation charges	(0.90)	(0.82)	10.0	(72.8)	(53.4)	36.2
Depreciation and amortization	(0.70)	(0.78)	-6.5	(56.0)	(50.7)	10.6
Aircraft insurance	(0.10)	(0.15)	-30.2	(8.4)	(9.7)	-13.6
Others	(1.39)	(1.09)	27.8	(111.9)	(70.7)	58.2

Total cost of services and operational	(18.36)	(18.28)	-0.4	(1,479.6)	(1,189.6)	24.4
expenses

Gross profit	3.00	0.88	240.9	242.1	57.3	322.2

Financial income (expense)	(0.26)	4.16	-106.3	(21.0)	270.8	-107.8

Income (loss) before income and social	2.74	5.04	-45.6	221.1	328.2	-32.6
contribution taxes
Income tax and social contribution	(0.93)	(1.74)	-46.6	(74.8)	(112.9)	-33.8

Income (loss) before minority interest	1.82	3.31	-45.1	146.3	215.2	-32.0
Minority interest	(0.00)	0.00	-112.9	(0.0)	0.0	-115.9

Net income (loss) for the period	1.82	3.31	-45.0	146.3	215.3	-32.0

Net Income for the period (US GAAP)	The net income in 2Q06, according to US GAAP, decreased 32.0% compared to 2Q05, reaching R$ 146.3 million.

Table 12: Condensed Balance Sheet (US GAAP in thousands of R$)
US GAAP	30.6.2006	31.12.2005

	(Unaudited)	(Unaudited)
Total Assets	6,580,671	6,056,647
Current assets	2,913,727	2,229,044

Cash and cash equivalents	114,527	92,935
Short-term investments	1,449,898	902,517
Accounts receivable, net	812,959	763,165
Inventories	115,713	104,565
Taxes recoverable	53,339	43,035
Prepaid expenses	83,613	120,013
Income tax and social contribution	31,222	80,061
Advances to aircraft manufacturers	164,296	100,995
Other receivables	88,160	21,758

Long term assets	232,613	309,998

Deferred income tax and social contribution	45,404	122,995
Deposits in guarantee	115,173	118,660
Judicial deposits	52,114	55,877
Other assets	19,922	12,466

Permanent assets	3,434,331	3,517,604

Goodwill	9,679	9,679
Other investments	70	70
Property, plant and equipment	3,424,582	3,507,855

Total liabilities and Shareholders' Equity	6,580,671	6,056,647
Current liabilities	1,922,484	1,793,210

Suppliers	308,418	282,048
Leases payable	344,689	342,983
Loans	117,988	118,448
Debentures	27,855	26,109
Taxes and tariffs payable	51,702	35,156
Advances from ticket sales	690,514	557,647
Salaries and payroll charges	135,006	134,048
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	22,750	27,073
Other accounts payable	191,477	237,613

Long-term liabilities	3,378,821	3,641,443

Obligations under financial leases	2,172,345	2,502,424
Long-term debt	240,711	151,204
Debentures	21,539	33,244
Reorganization of the Fokker 100 fleet	69,000	85,004
Provision for contingencies	678,459	654,101
Deferred gain on ales-leaseback	195,568	213,360
Other liabilities	1,199	1,905

Minority Interest	2,268	1,843

Shareholders' Equity	1,277,098	620,151

Table 13: Breakdown and maturity of Leases US GAAP (in thousands of reais)

	Financial interest and	30.6.2006	31.12.2005
	(monthly payments)	(Unaudited)	(Unaudited)

Foreign currency

Fokker 100 aircraft and engines	Fixed interest (monthly)	282,261	316,792
Airbus/A319/Airbus A320 aircraft and engines	Monthly Libor( monthly)	1,251,999	1,414,170
Airbus A330 aircraft, engines and spare parts	Semi-annual Libor(monthly)	952,768	1,076,742
Lease obligations	Monthly Libor( monthly)	4,563	6,865
	Semi-annual Libor(monthly)	14,842	16,409
	Three-month Libor(monthly)	4,021	3,152
	Fixed interest (monthly)	6,580	11,277

		2,517,034	2,845,407

Current		(344,689)	(342,983)

Long-term liabilities		2,172,345	2,502,424

The company provided letters of guarantee for the transactions above.

Future disbursements due on these contracts, per year of maturity, amount to:

Year	30.6.2006	31.12.2005

	(Unaudited)	(Unaudited)
2007	126,134	273,019
2008	246,236	268,342
2009	256,561	277,988
2010	239,307	296,131
2011	234,643	254,959
After 2011	1,069,464	1,131,985

	2,172,345	2,502,424

Operational Lease in US GAAP
On June 30, 2006, TAM had 40 operational lease contracts (Airbus A319 - 9, Airbus A320 -12, Airbus A330 - 8 e Fokker 100 - 11), which were reclassified as financial leases in accordance with US GAAP, “Statement of Financial Accounting Standard” “SFAS” no. 13 Accounting Leases

Glossary

Paid Passengers transported	Total number of passengers who actually paid and flew on all TAM flights

RPK
Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK	Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff	Represents the results of the total passenger revenue divided by total paid passengers transported

Yield	Average amount paid per passenger to fly one kilometre.

RASK	Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK	Operational Cost per ASK, or quotient of dividing total operational cost by the number of seats available per kilometre; the result is presented in centavos or reais per seat- kilometre

Load factor	Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.

Break-even Load factor (BELF)	BELF is the load factor that equalize passenger revenues and operating costs

Market Share	Company’s share in the total market demand (measured in RPK)

Capacity Share	Company’s share in the total market offer (measured in ASK)

Flight Hour	Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs	The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts:

Líbano Miranda Barroso (CFO)
Cristina Betts (Dir. Corporate Planning and Management)
Roberta Noronha (Manager Investor Relations)

Tel.: (5511) 5582-9715
Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br/ri

About TAM

TAM (http://www.tam.com.br ) has been a leader in the Brazilian domestic market for more than two years, and had a 47.6% market share at the end of June 2006. TAM operates regular flights to 47 destinations throughout Brazil. It serves 72 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow the passenger to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.3 million subscribers and has awarded more than 3.6 million tickets.

Forward-looking statement:

This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.